October 23, 2013

VIA EDGAR AND BY FEDERAL EXPRESS

Mary A. Cole, Esq.

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-0404

RE:                          TriplePoint Venture Growth BDC Corp.

Registration Statement on Form N-2

Filed on October 23, 2013

CIK No. 0001580345

Dear Ms. Cole:

On behalf of our client, TriplePoint Venture Growth BDC Corp., a Maryland corporation (the “Company”), we submit the Company’s response to the comment by the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission” or the “SEC”) provided telephonically on September 25, 2013 (the “Call”), with respect to the Company’s Registration Statement (the “Registration Statement”).  Set forth below is the Company’s response to the Staff’s comment from the Call.

In Item 10 of the Company’s response letter, dated September 23, 2013, the second paragraph, second sentence, clause “(ii),” states that one way the investments may be transferred into the initial portfolio is that “the Sponsor and its affiliates will transfer the unfunded obligations but retain the funded loan with respect to a specific portfolio company.”  Please provide an analysis of these transfers under Section 57 of the Investment Company Act of 1940 (the “1940 Act”).

The Company supplementally advises the Staff that the transfers described above would not result in a violation of Section 57 under the 1940 Act.  Section 57(a)(4) of the 1940 Act generally prohibits certain affiliated persons of a business development company (a “BDC”) from participating in a joint transaction with the BDC in contravention of such rules as the Commission may prescribe for the purpose of limiting or preventing participation by the BDC on a basis less advantageous than that of such persons.  Section 57(b)(2) of the 1940 Act provides, in relevant part, that, any person who is directly or indirectly controlling, controlled by, or under common control with the BDC is subject to Section 57(a) of the 1940 Act.  The Commission has not adopted any rules under Section 57(a) of the 1940 Act.  Section 57(i) of the 1940 Act provides, in relevant part, that, until the adoption by the Commission of rules under Section 57(a) of the 1940 Act, the rules under Section 17 of the 1940 Act applicable to registered closed-end investment companies shall apply to transactions subject to Section 57(a) of the 1940 Act.

As an initial matter, the transfers to the Company from the Sponsor and its affiliates will occur before the Company elects to be regulated as a BDC under the 1940 Act by the filing of a Form N-54A.  Until the Company files its election on Form N-54A, it is not subject to Sections 55 through 65 of the 1940 Act.  Moreover, with respect to the transfers, neither the Company nor its affiliates will control the underlying portfolio company to which the loan (both the funded portion and the unfunded obligation) has been made.  Furthermore, to the extent that the Company funds an unfunded loan, the loan so funded will be pari passu and on identical terms with the portion of the loan previously funded by the Company’s affiliates.(1)

While we respectfully submit that neither the transfers described above nor the funding of the transferred unfunded obligations would result in a violation of Section 57 of the 1940 Act, the Company acknowledges that its ability to  restructure a loan to an underlying portfolio company co-funded by both the Company (after its election to be regulated as a BDC) and one or more of its affiliates may be restricted under Rule 17d-1 under the 1940 Act absent a Commission order permitting the transaction.(2)  The risk that the Company would be subject to such a restriction is disclosed under the section heading “ Risk Factors — Relating to our Business and Structure — Our ability to enter into transactions with our affiliates and to make investments in venture growth stage companies along with our affiliates will be restricted by the 1940 Act which may limit the scope of investment opportunities available to us. ” on page 29.

We thank the Staff for its attention to the Registration Statement and we look forward to hearing from you.  If you have any questions or comments regarding the foregoing, or have additional questions or comments, please contact the undersigned at 212-878-3180 or Andrew S. Epstein at 212-878-8332.

Very truly yours,

/s/ Clifford R. Cone
Clifford R. Cone

Enclosure

CC:                TriplePoint Venture Growth BDC Corp.

James P. Labe

Sajal K. Srivastava

(1)  The Company acknowledges the SEC staff’s view as articulated in Investment Management Staff Issues of Interest (Nov. 27, 2012), indicating that the SEC staff is of the view that if, following the election of BDC status, the BDC holds securities issued by a [p]ortfolio [c]ompany controlled by a BDC affiliate, the BDC and the BDC affiliate may be participating in a “joint enterprise or other joint arrangement or profit-sharing plan” within the meaning of Section 57(a)(4) of the 1940 Act and Rule 17d-1 thereunder.

(2)  See Fifth Street Finance Corp, SEC No-Action Letter (Feb. 25, 2010).

Sutherland Asbill & Brennan LLP

Steven B. Boehm

John J. Mahon

Clifford Chance US LLP

Andrew S. Epstein